VIA EDGAR

December 17, 2009

Joseph M. Kempf, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Cross Country Healthcare, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 17, 2009

File No. 000-33169

Form 10-Q for fiscal quarter ended September 30, 2009

Filed November 6, 2009

Dear Mr. Kempf:

This letter shall serve to respond to the inquiries contained in your letter, dated December 8, 2009, to Mr. Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. (“Cross Country”).

Form 10-K

Management’s Discussion and Analysis, page 30

1.

The Commission noted that Cross Country took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008 and has asked that Cross Country expand its MD&A to discuss its expectations regarding its future operating results and liquidity in light of taking the impairment charge.  The Commission also asked Cross Country to clearly explain to its investors, if true, that it expects historical operating results will not be indicative of future operating results.  The Commission asked Cross Country to provide a discussion regarding the primary drivers in its assumptions that resulted in the goodwill impairment charge. Finally, the Commission asked Cross Country to discuss whether or not it considered a recovery of the economy in its cash flow projections.

Response:

The primary drivers in the Company’s assumptions that resulted in the goodwill impairment charge taken in the fourth quarter of 2008 were significantly reduced revenues and cash flow in its nurse and allied staffing reporting unit.  The Company’s nurse and allied staffing reporting unit’s discounted cash flow analysis that was used for its fourth quarter impairment testing projected negative revenue growth in 2009, a single digit percentage increase in revenue in 2010 and a more meaningful recovery in 2011.

The Company will add a section to its MD&A in its Form 10-K filing for the year ended December 31, 2009, that will specifically address the nurse and allied impairment charge as suggested.  It will also include the results of its fourth quarter 2009 impairment testing.  The Company will consider similar disclosures in future filings as applicable.

In addition, the Company will add a statement in its future filings that states historical operating results are not indicative of future operating results.

2.

The Commission asked Cross Country to expand its critical accounting policy disclosure to provide certain disclosures for each reporting unit that is at risk of failing the step one impairment test.

Response:

The Company did not believe other reporting units were at risk of failing the step one impairment test, pursuant to its fourth quarter 2008 testing. All other reporting units’ calculated discounted cash flow values were higher than book value by at least 20%.  In addition, after assigning a control premium at 40%, all other reporting units’ market values were higher than book value by at least 20%.  The Company will consider this comment after completing its fourth quarter impairment review and, if applicable, will add suggested disclosures to its critical accounting policy disclosure.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 12

3.

The Commission noted that the objective portion of the Annual Incentive Plan was tied to the achievement of meeting certain “EBITDA and EPS targets” and requested that in future filings Cross Country disclose the EBITDA and EPS performance targets that must be met for officers to receive payments.

Response:

In future filings, Cross Country will provide the EBITDA and EPS targets or other applicable benchmarks required for officers to receive payments.

4.

The Commission has requested that Cross Country provide more analysis in future filings as to how it arrived at and why it paid particular levels and forms of long-term incentive compensation for each named executive officer.

Response:

In future filings, Cross Country will provide more analysis as to how it arrived at and why it paid particular levels and forms of long-term incentive compensation for each named executive officer.

Grants of Plan-Based Awards, page 20

5.

The Commission has asked Cross Country to explain why its estimated payouts Granted under the 2008 Annual Incentive Plan were not reported in its Grants of Plan-Based Awards Table.  The Commission noted that Cross Country should have reported the threshold, target and maximum potential awards pursuant to the non equity incentive plan in its Grants of Plan-Based Awards Table, while the actual earned award is disclosed in the Summary Compensation Table. The Commission asked Cross Country to confirm that it will revise its disclosures in future filings to comply with this comment.

Response:

The Company considered the 2008 Annual Incentive Plan payouts as “bonus” instead of “Non-Equity Incentive Plan Awards”, as reported in its Summary Compensation Table.  Cross Country will revise its disclosures in future filings to comply with this comment.

Outstanding Equity Awards at 2008 Year-End, page 21

6.

The Commission noted that Cross Country disclosed in footnote 1 the standard vesting schedule of unvested stock awards in order to comply with Instruction 2 to Item 402(f)(2), pertaining to the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end. The Commission requested in future filings that Cross Country include a column in this table showing the grant date of each award reported.

Response:

In future filings, Cross Country will include a column in the table showing the grant date of each award reported.

In connection with responding to your comments, we also acknowledge and agree that:

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Cross Country is responsible for the adequacy and accuracy of the disclosures in filings made with the Commission;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by Cross Country with the Commission; and

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Cross Country may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel, at (800) 440-5790.

Sincerely,

/s/ Emil Hensel

Emil Hensel, Chief Financial Officer

cc: Robert S. Littlepage and Larry Spirgel

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